As Filed with the Securities and Exchange Commission on August 23, 2000


                                                      Registration No. 333-77239
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                            Osage Systems Group, Inc.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

             Delaware                                          95-4374983
---------------------------------                        ----------------------
  (State or Other Jurisdiction                              (I.R.S. Employer
of Incorporation or Organization)                        Identification Number)

                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                   PHIL CARTER
                             Chief Executive Officer
                            Osage Systems Group, Inc.
                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        ---------------------------------

                                    Copy to:
                              JOSEPH P. GALDA, ESQ.
                   Buchanan Ingersoll Professional Corporation
                               Eleven Penn Center
                         1835 Market Street, 14th Floor
                        Philadelphia, Pennsylvania 19103

                        ---------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                       ----------------------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                         CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                        Proposed
                                   Amount               Maximum            Proposed Maximum           Amount Of
      Title of shares               To Be           Aggregate Price       Aggregate Offering        Registration
      To Be Registered           Registered           Per Share(1)               Price                   Fee
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
Common stock,
  $.01 par value.........        23,889,816              $1.125               $26,876,043            $7,095 (2)

======================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The price represents the average of the high and low prices per share of common stock of Osage Systems Group, Inc. as reported on the American Stock Exchange on July 25, 2000.

(2) This amount has been satisfied as follows: $6,569 was previously paid on April 28, 1999 and $22,465 was previously paid on May 12, 2000.

     Osage Systems Group, Inc. hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Osage shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  Subject to completion, dated August 25, 2000



Preliminary Prospectus

                            Osage Systems Group, Inc.


                        23,889,816 Shares of common stock

     The selling security holders identified on pages 9-11 of this prospectus, may offer and sell, from time to time, up to 23,889,816 shares of the common stock of Osage Systems Group, Inc. The selling security holders may sell all or some of their respective shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares.


     Our common stock is listed on the American Stock Exchange under the symbol "OSE". The last reported sale price of our common stock on August 24, 2000 on the American Stock Exchange was $1.50 per share.

----------------------------------------

     Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on Page 1.

----------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is [___________]

                            Osage Systems Group, Inc.

                                Table of Contents
                                -----------------

                                                                      Page No.
                                                                      --------

About Osage Systems Group, Inc.                                           1


Risk factors                                                              1


Forward-looking statements                                                8


Use of proceeds                                                           8


Selling security holders                                                  8


Description of securities                                                12


Plan of distribution                                                     14


Legal matters                                                            16


Experts                                                                  16


Indemnification of directors and officers                                16


Where you can find more information                                      17

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. Osage has authorized no one to provide you with different information. Osage is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                         About Osage Systems Group, Inc.

     Osage Systems Group, Inc. provides products, solutions and services nation-wide to integrate and manage computer network systems. As a total solutions provider, we integrate hardware, software and technical resources to solve critical data management problems. We assist our customers in all phases of their information technology needs. This involves analyzing their business needs, designing and implementing systems for them and providing ongoing systems management support. Our technical consultants are skilled in specialized practice areas such as enterprise infrastructure, enterprise resource planning, electronic commerce, java application development, web solutions, electronic publishing and network support services. Our solutions integrate products from industry-leading vendors.

     During 1998 and 1999, we implemented a business strategy focusing on growth through acquisition and development of the higher margin professional consulting segment of our operations. We acquired six companies that have significantly contributed to our revenue base since the beginning of 1998. During 1998, our revenues increased to $61 million from $14.2 million during 1997. If each of the acquisitions had been completed as of January 1, 1998, our revenues during 1998 would have increased to $83 million. Additionally, in August 1999, we acquired the business intelligence and data warehousing business of Leveraged Solutions, Inc.

     Osage was originally incorporated as "Pacific Rim Entertainment, Inc." under the laws of Delaware in 1992. After several years of losses, Pacific Rim suspended operations in 1996. Pacific Rim acquired and assumed the historic business of Osage Computer Group, Inc. in a merger transaction that became effective on December 22, 1997. Osage Computer Group, Inc. had been a provider of network computing solutions since 1989. On March 10, 1998, Pacific Rim changed its name to "Osage Systems Group, Inc."

     The executive offices of Osage are located at 1661 East Camelback Road, Suite 245, Phoenix, Arizona, and our telephone number is (602) 274-1299.

Risk factors

     An investment in the shares of common stock offered by this prospectus involves a high degree of risk and you should invest only after you have carefully gathered and reviewed information about Osage. This prospectus has been filed as part of a registration statement on Form S-3, and only contains a summary of information, which may be relevant to you in making an investment decision. Accordingly, prior to making an investment decision, you should carefully evaluate, among other materials, the following risk factors, the remainder of the information set forth in this prospectus and the reports we have filed with the SEC, and other information about us incorporated by reference into this document.

1. If losses continue, our operations will suffer and we will have to delay or limit our acquisition program. This could hinder our growth in the computer industry and slow our generation of revenues.

     We have recently incurred material losses. If we continue to suffer material losses, our operations will be adversely affected and we will have to cease or significantly delay our strategy of growing by acquiring other companies. Specifically, we incurred a net loss of $6.4 million for the year ended December 31, 1999, of which $4.4 million represented restructuring and impairment charges incurred during the third quarter of 1999. We believe that our losses will subside if we achieve greater operating efficiencies from the recent restructuring of operations.

2. Our future profitability depends upon the successful development of our e-commerce consulting practice.

     Our future profitability depends upon our successful implementation of a business strategy focusing on growth through development of the higher margin professional consulting segment of our operations, particularly services that allow businesses to engage in commerce over the Internet. We will need to hire significant numbers of technical personnel to further develop our higher margin services. We may not be able to attract and retain those personnel. In addition, we will invest substantially in the development of our e-commerce consulting services, but cannot guarantee that those services will be successful in the marketplace.

3. We will need to secure additional financing or use our cash resources to pursue our acquisition strategy. Financing our strategy by issuing securities could lower the value of the shares, while using cash resources for acquisitions will divert those resources from the development of our business.

     During 1998 and 1999, our business grew through acquisitions. We will need additional financing to pursue our acquisition strategy in the long term. We intend to obtain additional financing through a combination of traditional debt financing, issuing our shares and selling debt and equity securities. If we are able to finance our acquisitions by issuing our securities, we will not need as much additional cash, but the issuance of securities could dilute our stock, thereby reducing its value. If the market price of our common stock does not stay the same or increase, or potential acquisition candidates do not want shares of common stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources, if available, in order to continue to make acquisitions. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional capital through debt or equity financing. If we do not have sufficient cash resources, we may be forced to engage in debt financing on terms that restrict our ability to make capital expenditures and incur additional debt, which could impede our ability to achieve our growth strategy.

4. The future issuance of additional shares of common stock could decrease the value of the shares.

     We are presently authorized to issue 100,000,000 shares of common stock, of which 12,213,318 are outstanding as of the date of this prospectus. As detailed below, we expect to issue at least 5,000,000 more shares in the future due to business decisions of our board of directors and meeting our contractual obligations. Further, we are obligated to issue an additional 20,000,000 shares upon the exercise of outstanding convertible debentures and warrants. Issuance of these shares is likely to have an extremely dilutive effect upon the existing stockholders and may reduce the value of their investment.

     We may issue additional shares for valid business purposes within the discretion of our board of directors, such as:

     o the acquisition of other companies; and

     o compensation of our officers, employees and directors.

     In addition, we are contractually obligated to issue shares for the following reasons:

o if holders of our outstanding options and warrants exercise their rights to purchase shares, we must issue up to 4,745,266 shares of common stock;

o we must issue shares under the earn-out provisions of our prior acquisitions if the financial and performance criteria described in the acquisition agreements are satisfied; and

o if holders of certain debentures and warrants sold in a November 1999 private placement transaction exercise their right to purchase shares, we must issue approximately 20,000,000 shares of common stock.

5. Completion of this offering will significantly increase the number of shares of our common stock that may be sold into the market. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

     Sales of substantial amounts of common stock in the public market following this offering could reduce the market price of our common stock and make it more difficult for us to sell equity securities in the future. As of the date of this prospectus, approximately 8 million shares of our common stock are eligible for resale into the market under applicable securities laws. After this offering, the 23,889,816 shares covered by this prospectus may be resold into the public market immediately. This includes approximately 21,059,277 shares that may be resold upon the exercise of warrants and conversion of debentures covered by this prospectus. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels.

6. A former preferred stockholder recently sued us. We may be forced to issue additional shares of our common stock or pay a large amount of money to the stockholder in the lawsuit. If that happens, our stock may be diluted and we may not have enough cash to operate our business.

     Halifax Fund, L.P., formerly a preferred stockholder of Osage, sued us for allegedly failing to offer Halifax the right to participate in a financing consummated in November 1999. Halifax is suing for the right to purchase below-market securities from us, as well as monetary damages. If Halifax is successful in the lawsuit, we may be forced to issue preferred stock convertible into approximately 13.3 million shares of our common stock or pay a large sum of money as damages to Halifax.

7. Our classified board of directors and Delaware statutory provisions against takeovers may make a change in control of Osage more difficult, even if a takeover would benefit our stockholders and us. These factors could prevent our stockholders from recognizing a premium on our stock.

     Our board of directors has three classes, with the members of one class elected each year to serve a three-year term. A director may be removed only for cause by a vote of the holders of two-thirds of our outstanding securities. The classified board of directors makes it more difficult to change majority control of the board, which may discourage attempts by third parties to make a tender offer or otherwise obtain control of Osage, even if such attempt would be beneficial to our stockholders and us.

     Osage is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns or, within three years, did own, 15% or more of the corporation's voting stock. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market price. The supermajority voting provisions in our bylaws and these provisions regarding certain business combinations could delay, defer or prevent a change in control of Osage or the removal of existing management. Our certificate of incorporation also includes undesignated preferred stock, which may enable the Board to discourage an attempt to obtain control of Osage by means of a tender offer, proxy contest, merger or otherwise. Because of the conversion and exercise features of the debentures and warrants described in Risk Factor 4, a principal stockholder would be able to elect all of our directors and control our management and policies. As a result, Section 203 of the Delaware General Corporation Law would not apply to such principal stockholder because our board of directors approved the transaction that resulted in the principal stockholder becoming an "interested stockholder."

8. Our dependence on our key customers means our net sales are vulnerable if we lose a key customer.

     Although dependence on our largest customers has diminished as revenues have increased and the geographic scope of our business has expanded, a substantial portion of our net sales and gross profits will continue to be derived from sales to our largest customers. Motorola, Inc., our largest customer which, in 1997 accounted for 64.8% of net sales, accounted for only 16.7% and 15.4% of net sales in 1998 and 1999, respectively. No other customer accounted for more than 3.0% of our net sales for the year ended December 31, 1999.

9. It may be difficult to judge our financial performance since our quarterly operating results vary substantially. Accordingly, our past operating results should not be relied upon to predict our future performance.

     In the past, our operating results have varied substantially from quarter to quarter, and we expect that they will continue to do so. Our quarterly operating results are influenced by, among others:

     o    the timing, size and stage of projects;

     o    new service introductions by us or our competitors;

     o    information technology outsourcing trends;

     o the hiring of additional staff and increased selling and administrative expenses associated with our growth;

     o    changes in our billing and employee utilization rates; and

     o incurring costs for projects in periods prior to recognizing revenues for such contracts.

     We must plan our operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect our operating results for the quarter. We believe, therefore, that you should not rely on our past operating results and period-to-period comparisons or to predict our future performance.

10. Because we are smaller than many of our competitors, we may lack the financial resources needed to capture increased market share in the information technology services industry. This could inhibit our growth and profitability.

     Many of our competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources than Osage. If we compete with them for the same markets, their financial strength could prevent us from capturing those markets. For example, our larger competitors could launch extensive advertising campaigns and discount services to attract or maintain customers. We may not have the financial resources needed to effectively compete with them on that level. Additionally, we have faced, and expect to continue to face, additional competition from new entrants into our markets.

     We believe that competitive factors in our markets include:

     o    quality of service and products;

     o    development of new products and services;

     o    price;

     o    project management capability; and

     o    technical and business expertise.

11. We may not be able to attract enough qualified technical personnel because they are in short supply. If this happens, our ability to compete in our industry would likely be curtailed.

     We believe that our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Qualified personnel are in great demand. There is significant competition for good employees and it is likely that access to qualified personnel will remain limited for the foreseeable future. Many of our competitors are in a better financial position than Osage to offer higher compensation to qualified personnel. We may not be successful in attracting a sufficient number of such personnel in the future, or in retaining, training and motivating the employees we are able to attract.

12. Our success is dependent upon retaining key management personnel, especially our Chief Executive Officer. If key personnel leave us, our business may not be successful.

     Our future success will depend in large part upon our the continued service of key management personnel, particularly Phil Carter, Chief Executive Officer. While Mr. Carter has a two-year employment agreement with us, he can terminate the agreement and may receive severance payments. Currently, we do not maintain key man insurance on Mr. Carter or any of our executive officers or key employees.

13. We may not successfully or timely develop new information technology solutions. If our products and services become outdated in the marketplace of changing technology, our sales revenues will likely decrease.

     Our success depends in part on our ability to develop solutions that keep pace with:

     o    continuing changes in information technology;

     o    evolving industry standards; and

     o    changing customer objectives and preferences.

     We cannot be certain that we will be successful in adequately addressing these developments on a timely basis. Even if these developments are addressed, we may not be successful in the marketplace. In addition, competitors' products or technologies may make our services non-competitive or obsolete. Our failure to address these developments could severely limit our sales revenues.

14. Our sales and revenues will probably decrease if our suppliers do not meet our demand for computer products at competitive prices.

     Our business depends, in part, upon an adequate supply of hardware, software products and computer systems at competitive prices and on reasonable terms. Consequently, our results of operations are dependent upon the demand for, price of, technical capabilities of and quality of the products available for resale. Our principal supplier is Sun Microsystems, Inc. Additionally, we obtain the largest part of Sun equipment and other inventory from GE Access Graphics, Inc., a Sun master reseller.

     To reduce the risk of product shortage, we attempt, when possible, to procure some hardware and software products from multiple sources. Some products are available from only a single source, as manufacturers elect to provide a direct relationship with system integrators. We have supply contracts with vendors and purchase hardware and software products and computer systems on a purchase order basis. As a result, we cannot be certain that these products will continue to be available as required by us at prices or on terms acceptable to us.

     During the fourth quarter of 1998, shortages of products from our principal vendor significantly disrupted the orderly flow of products and had a negative effect on our results of operations. These issues were short-term and during 1999 the supply of product resumed to its historic levels.

15. Since we do not anticipate paying dividends on our common stock, investors in the shares will probably not receive any.

     We have not paid dividends since inception and we do not plan on paying dividends on our common stock in the foreseeable future. The payment of future dividends on our common stock will be directly dependent upon our earnings, our financial needs and other similarly unpredictable factors. Earnings, if any, are expected to be retained to finance and develop our business.

16. Our lender may not always loan us the money we need to operate our business. If we do not have continuous access to credit, we may lose customers and generate less revenue.

     We obtain most of our working capital under a $20 million line of credit with Coast Business Services. As of June 30, 2000, we had unpaid borrowings of approximately $19.7 million. Coast has a lien on most of our assets as collateral for the line of credit. If we do not timely collect our receivables from customers to pay down the line of credit, or if Coast changes its lending policies, we may not have sufficient credit available to us to operate our business. Any decrease or significant limitation on the amount of accessible credit may limit our ability to fill existing sales orders or expand our sales levels, thereby resulting in a loss of revenues.

17. Our stock price may be volatile due to factors under, as well as out of, our control. This volatility may negatively affect the profitability of investing in the shares.

     The market price of our common stock could in the future be highly volatile. Some factors that may affect the market price include:

     o    actual or anticipated fluctuations in our operating results;

     o announcements of technological innovations or new commercial products or services by us or our competitors;

     o general market conditions in the computer software and hardware industries; and

     o changes in recommendations or earnings estimates by securities analysts.

     Furthermore, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

                           Forward-looking statements

     This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although forward-looking statements are based on assumptions made, and information believed, by us to be reasonable, we cannot be certain that these statements will prove to be correct. These statements are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

                                 Use of proceeds

     We will not receive any of the proceeds from the sale of the shares offered by this prospectus.

                            Selling security holders

     The selling security holders identified in the following table are offering for sale 23,889,816 shares of common stock. These shares include:

     o    2,830,539 shares of common stock;

     o 11,059,277 shares of common stock which may be issued upon the exercise of warrants; and

     o approximately 10,000,000 shares of common stock, which may be issued upon the conversion of 10% convertible debentures.

     We previously issued these shares of common stock, warrants and debentures in private placement transactions. 18,500,000 of these shares are being offered by principal stockholders.

     The following table sets forth as of July 26, 2000 the number of shares being held of record or beneficially by the selling security holders and provides by footnote reference any material relationship between Osage and the selling security holder, all of which is based upon information currently available to Osage. The percentage of ownership for each selling security holder disclosed in the table is based on 12,213,318 shares of common stock outstanding as of July 26, 2000, plus any common stock equivalents held by that holder. Both the number of shares listed as being offered by the selling security holders in the table and the holders' respective percentage of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that each selling security holder will own upon completion of this offering.

     The selling security holders may offer their shares of common stock for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

                                                                                    Number of
                                                     Beneficial Ownership of          Shares             Beneficial
                  Name of                         Selling Security Holder Prior      Offered         Ownership of Shares
         Selling Security Holder                          to Offering                 Hereby           After Offering
         -----------------------                  -----------------------------     ---------       ---------------------
                                                         Number          Percent                      Number     Percent
                                                         ------          -------                      ------     -------
Aspen Partners, Inc.(1)                                   7,500(2)          *          7,500               0        0%
Barsky, Jeffrey & Anne JTTEN                             20,000             *         20,000               0        0%
Bridgewater Partners, L.P.                               50,000             *         50,000               0        0%
Brown, William(13)                                        9,974             *          9,974               0        0%
Burris, Bradley                                          20,000             *         20,000               0        0%
Busse, Tom                                                6,500             *          6,500               0        0%
Caldwell, Calvin                                        114,500             *        114,500               0        0%
Caruso, Steven                                           11,763             *         11,763               0        0%
Casagrande, Dennis                                       30,000             *         30,000               0        0%
Chazin, Neal                                             25,000             *         25,000               0        0%
Clarke, Bud                                              11,764             *         11,764               0        0%
Coast Business Credit                                   100,000(2)          *        100,000               0        0%
Cohen, Peter                                              3,208(2)          *          3,208               0        0%
Cook, Scott D.                                           40,000(2)          *         40,000               0        0%
Cranbourne Investments, Ltd.                             36,500             *         36,500               0        0%

                                                                                    Number of
                                                     Beneficial Ownership of          Shares             Beneficial
                  Name of                         Selling Security Holder Prior      Offered         Ownership of Shares
         Selling Security Holder                          to Offering                 Hereby           After Offering
         -----------------------                  -----------------------------     ---------       ---------------------
                                                         Number          Percent                      Number     Percent
                                                         ------          -------                      ------     -------

Cuttyhunk Fund Limited, The                             100,000(3)          *        100,000               0        0%
Dorsk, Brian                                             10,000             *         10,000               0        0%
Doughty, Edmund(13)                                       1,050             *          1,050               0        0%
Durbin, David R.                                        144,927          1.2%        144,927               0        0%
Durbin, E. Michael                                      144,928          1.2%        144,928               0        0%
El Paso Holdings, Ltd.                                   60,000             *         60,000               0        0%
Engel, John(13)                                           2,625             *          2,625               0        0%
FAC Enterprises, Inc.                                    36,500             *         36,500               0        0%
Foreman, Michael                                         30,000             *         30,000               0        0%
Founders Partners IV LLC                                300,000          2.5%        300,000               0        0%
Gladstone, Debra                                         10,000             *         10,000               0        0%
Gladstone Equity Fund                                    10,000             *         10,000               0        0%
Gnaedinge, Donald                                        25,000             *         25,000               0        0%
Gray, John                                               20,000             *         20,000               0        0%
Griesel, Thomas J.                                       17,000(2)          *         17,000               0        0%
Halifax Fund, L.P.                                      120,267(4)          *        120,267               0        0%
Harbour International, Inc.                              15,000             *         15,000               0        0%
Stephen P. Harrington(11)                             3,416,500(11)     22.1%      3,416,500(11)           0        0%
I. P. Services Corp                                      10,000             *         10,000               0        0%
Ibsen Imports                                            90,000             *         90,000               0        0%
Jaffe, Jack                                              20,000             *         20,000               0        0%
KAB Investments Inc.                                     73,000             *         73,000               0        0%
Lancer Offshore, Inc.                                11,153,334(5,6)    49.7%     11,153,334               0        0%
Lancer Partners, L.P.                                 3,803,332(5,7)    24.7%      3,803,332               0        0%
Lancer Voyager Fund                                     170,000(5)       1.4%        170,000               0        0%
Languell, Cynthia(13)                                     5,250             *          5,250               0        0%
Lauer, Michael                                       18,500,000(8)      63.6%         40,000               0        0%
Lowther, Michael(9)                                     250,000          2.1%        250,000               0        0%
Manzoor, Khalid                                          25,000             *         25,000               0        0%
Mathews, Darell                                          55,000             *         55,000               0        0%
McKee, Regina G.                                         10,000             *         10,000               0        0%
Moorehead, Donald F.                                     30,000(2)          *         30,000               0        0%
Moorehead, George O.                                     10,000(2)          *         10,000               0        0%
Musgrave, Brent                                          20,000             *         20,000               0        0%
Orbiter Fund, L.P.                                    1,666,666(5,10)   12.1%      1,666,666               0        0%
O'Reilly, Sharon(9)                                     250,000          2.1%        250,000               0        0%
Pelletier, Kevin                                          1,750(2)          *          1,750               0        0%
Ramsey, Lyman                                            26,000             *         26,000               0        0%
Richardson, Philip                                       22,000             *         22,000               0        0%
Risch + Darlington, Inc.                                 54,545             *         54,545               0        0%
Robson, Mark(13)                                            525             *            525               0        0%
Rosner, Steven B.                                        40,000             *         40,000               0        0%
Rozel International Holdings Ltd.                        36,500             *         36,500               0        0%
Sands Bros.                                             200,000(2)       1.6%        200,000               0        0%
Schacter, David                                          16,625(2)          *         16,625               0        0%

                                                                                    Number of
                                                     Beneficial Ownership of          Shares             Beneficial
                  Name of                         Selling Security Holder Prior      Offered         Ownership of Shares
         Selling Security Holder                          to Offering                 Hereby           After Offering
         -----------------------                  -----------------------------     ---------       ---------------------
                                                         Number          Percent                      Number     Percent
                                                         ------          -------                      ------     -------

Schacter, Robert T.                                      68,000(2)          *         68,000               0        0%
Schoffman, Stephen                                       23,604(2)          *         23,604               0        0%
Shayne, Andrew                                           16,625(2)          *         16,625               0        0%
Siegel, Jonathan                                          6,438(2)          *          6,438               0        0%
Simpson, Larry(13)                                        7,350             *          7,350               0        0%
SPH Equities, Inc.                                      275,000(2)       2.2%        275,000               0        0%
Spackman, Thomas J.                                      20,000(2)          *         20,000               0        0%
Subramaniam, Chandra                                     65,000             *         65,000               0        0%
Udelhofen, John                                         144,928          1.2%        144,928               0        0%
Vahalla, Trust of Daniel J. and Mary(12)                 50,561             *         50,561               0        0%
Valido, Louis(13)                                         7,350             *          7,350               0        0%
Weiss, Joseph B.                                         30,000             *         30,000               0        0%
Wolfe, Brian                                            144,927          1.2%        144,927               0        0%


         Total                                                                    23,889,816


---------------------
* Less than 1%


(1) Aspen Partners, Inc. is an affiliate of broker-dealer, Marc Still. Aspen Partners, Inc. purchased the shares in the ordinary course of business, and, at the time of the purchase, Aspen Partner, Inc. had no agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock to be received upon conversion or exercise of the warrants.


(2) Reflects shares issuable upon the exercise of warrants issued in a private placement transaction.

(3) Includes 100,000 shares issuable upon the exercise of warrants at an exercise price of $5.97 per share.

(4) Includes 20,267 shares of common stock and 100,000 shares issuable upon the exercise of warrants at an exercise price of $7.875 per share. Pursuant to the terms of these warrants, Halifax Fund, L.P. cannot exercise warrants to the extent exercise would result in Halifax and its affiliates beneficially owning more than 4.99% of the common stock outstanding after such exercise.

(5)  The beneficial ownership of these shares is also attributed to Michael
     Lauer.

(6) Includes 820,000 shares of common stock, 3,666,667 shares of common stock issuable upon the exercise of warrants, and 6,666,667 shares of common stock issuable upon the conversion of debentures.

(7) Includes 470,000 shares of common stock, 1,666,666 shares of common stock issuable upon the exercise of warrants, and 1,666,666 shares of common stock issuable upon the conversion of debentures.

(8) Includes direct ownership of 40,000 shares and investment control of 1,460,000 shares through Mr. Lauer's role as Managing Member of Lancer Management Group LLC which is the Manager of Lancer Offshore, Inc. (820,000 shares) and Lancer Voyager Fund (170,000 shares), and Lancer Management Group, II, which is the Manager of Lancer Partners, L.P. (470,000 shares). Mr. Lauer acts as Investment Manager of each of these funds. Also includes shares of common stock issuable upon the conversion of debentures and exercise of warrants, which instruments will be owned of record either by Michael Lauer or funds managed by Mr. Lauer, as follows: warrants to purchase an aggregate 7,000,000 shares (of which 3,666,667 will be in the name of Lancer Offshore, Inc., 1,666,666 will be in the name of Lancer Partners, L.P., 833,334 will be in the name of Michael Lauer and 833,333 will be in the name of Orbiter Fund, Ltd.), or debentures convertible into 10,000,000 shares (of which 6,666,667 will be in the name of Lancer Offshore, Inc., 1,666,666 will be in the name of Lancer Partners, L.P., 833,334 will be in the name of Michael Lauer and 833,333 will be in the name of Orbiter Fund, Ltd.).

(9) An employee of Osage Systems Group Minnesota, Inc., a wholly-owned subsidiary of Osage.

(10) Reflects 1,666,666 shares issuable upon exercise of warrants.


(11) Includes investment control of 416,550 shares of common stock through Mr. Harrington's role as Investment Manager of SPH Investments. Also includes shares of common stock issuable upon the exercise of warrant which instruments will be owned of record by SPH Investments.


(12) Mr. Vahalla is a former employee of Solsource Computers, Inc., a wholly-owned subsidiary of Osage.

(13) An employee of Osage Systems Technologies, Inc., a wholly-owned subsidiary of Osage.



         Under agreements with the selling security holders, we will pay all offering expenses except the fees and expenses of any counsel and other advisors that the selling security holder may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                            Description of securities

     The authorized capital stock of Osage consists of 100,000,000 shares of common stock, $.01 par value per share and 10,000,000 shares of preferred stock, par value $.01 per share.

Common stock


     As of August 24, 2000 there were 12,213,318 shares outstanding.


     Holders of common stock have equal rights to receive dividends when, as and if declared by Osage's board of directors, out of legally available funds. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

     Holders of common stock are entitled upon liquidation of Osage to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no pre-emptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred stock

         Subject to any limitations contained in Osage's certificate of incorporation, the board of directors may, without further action by the stockholders, issue up to 10,000,000 shares of preferred stock, $.01 par value per share, in one or more series. The board may set, as to any series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications.

Convertible debentures

     We have issued $3 million of debentures convertible into approximately 10,000,000 shares of our common stock. The debentures convert into shares of common stock at a conversion rate of $0.30 per share. Our stockholders approved the conversion of the debentures at the May 31, 2000 annual meeting.

Privately issued options and warrants

     We have issued options to purchase 3,685,989 shares of common stock in private transactions or pursuant to our stock option plan. The remaining options were issued to directors, management, employees and other consultants at exercise prices ranging from $3.00 to $4.50, subject to varying vesting periods.

     We have also issued warrants to purchase 11,059,277 shares of common stock, of which warrants to purchase 10,000,000 shares of common stock could not be exercised without the approval of our stockholders. Our stockholders approved the exercise of such warrants at the May 31, 2000 annual meeting. These warrants include warrants issued to our lender, as well as to investors and certain placement agents and investment bankers in connection with approximately $12.6 million in private placement financings completed by Osage during 1998 and 1999. The warrants were issued at exercise prices ranging from $0.30 to $7.875.

Registration rights

     We prepared this prospectus pursuant to registration rights granted in connection with the transactions where we sold the selling security holders shares of common stock and securities convertible into or exercisable for common stock. We have also granted registration rights in connection with recent acquisitions of businesses, private placement transactions, contracts for financial advisory services and a lending arrangement.

Provisions having a possible anti-takeover effect

     Delaware General Corporation Law

     The provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, govern us. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

     The provisions regarding certain business combinations could delay, defer or prevent a change in control of Osage or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

     The provisions described above, together with the ability of the Board of Directors to issue preferred stock, may delay or deter a change in the control or management of Osage.

     Certificate of Incorporation

     Undesignated preferred stock may enable the board of directors to discourage an attempt to obtain control of Osage by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Osage may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise reduce the market price of the common stock.

     Our certificate of incorporation provides that our board of directors is divided into three classes, that directors shall only be removed for cause and by a supermajority vote of stockholders, and that the consent of the Board of Directors is required to amend the certificate of incorporation. These provisions could delay or frustrate the removal of incumbent directors and could make a change in control transaction more difficult.

                              Plan of distribution

     The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the American Stock Exchange, any other exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:

     o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchases;

     o    through options, swaps or derivatives;

     o    in privately negotiated transactions;

     o    in transactions to cover short sales;

     o    through a combination of any such methods of sale; or

     o in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

     The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

     The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

     We will not receive any proceeds from the sale of the shares. We will pay the expenses of preparing this prospectus and the related registration statement. The selling security holders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.

                                  Legal matters

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Buchanan Ingersoll Professional Corporation, Eleven Penn Center, 1835 Market Street, 14th Floor, Philadelphia, Pennsylvania 19103.

                                     Experts

     The financial statements incorporated in this prospectus by reference from the Company's Report on Form 10-KSB for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    Indemnification of directors and officers

     Our certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to our stockholders or us for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the certificate of incorporation provides that the liability of the director of Osage shall be eliminated or limited to the fullest extent permitted by the GCL. Our certificate of incorporation and bylaws also provide that we shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employee or agent of Osage, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by the court, shall be determined by our board of directors.

     We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

     o breach of duty;                        o misleading statement;

     o neglect;                               o omission; or

     o error;                                 o act done.

     o misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Osage pursuant to the foregoing provisions, or otherwise, Osage has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       Where you can find more information

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Osage files at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the office of the American Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange, you should call 212-306-1484.

     The SEC allows Osage to "incorporate by reference" the information Osage files with them, which means that Osage can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that Osage files with the SEC will automatically update and supersede this information. Osage incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling security holders sell all the shares.

     1.   Annual Report on Form 10-KSB for the year ended December 31, 1999;

     2.   Quarterly Report on Form 10-Q for the three months ended March 31,
          2000;


     3.   Quarterly Report on Form 10-Q for the six months ended June 30,
          2000; and

     4. The description of Osage's common stock, $.01 par value, which is contained in Osage's Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, dated November 18, 1998, including any subsequent amendments or reports filed for the purpose of updating such description.

     Osage will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

                                    Robert Peterson, Chief Financial Officer
                                    Osage Systems Group, Inc.
                                    1661 East Camelback Road, Suite 245
                                    Phoenix, Arizona  85016
                                    (602) 274-1299

                                     [LOGO]








                                23,889,816 shares



                            Osage Systems Group, Inc.

                                  Common Stock






                               -------------------

                               P r o s p e c t u s
                               -------------------






                                [--------------]

                                     PART II

Item 14. Other Expenses of Issuance and Distribution.


  SEC registration fee .........................................    $  7,095
  Counsel fees and expenses*....................................    $ 27,000
  Accounting fees and expenses*.................................    $ 27,000
  Miscellaneous expenses*.......................................    $  5,000
                                                                    --------
       Total*...................................................    $ 66,095

-----------

* Estimated

     We will bear all expenses of issuance and distribution listed above. The costs of fees and expenses of legal counsel and other advisors, if any, that any selling security holder employs in connection with the offering will be borne by that selling security holder.

Item 15. Indemnification of Directors and Officers.

     Our certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to our stockholders or us for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the certificate of incorporation provides that the liability of the director of Osage shall be eliminated or limited to the fullest extent permitted by the GCL. Our certificate of incorporation and bylaws also provide that we shall indemnify any person who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of Osage, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the board of directors.

     We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

     o breach of duty;                        o misleading statement;

     o neglect;                               o omission; or

     o error;                                 o act done.

     o misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Osage pursuant to the foregoing provisions or otherwise, Osage has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We refer you to Item 17 for our undertakings with respect to indemnification of liabilities arising under the Securities Act.

Item 16. Exhibits.

           Exhibit No.             Description of Exhibit
           -----------             ----------------------
                5                  Opinion of Buchanan Ingersoll Professional
                                   Corporation as to validity of common stock

               23.1                Consent of Deloitte & Touche LLP.

               23.2 Consent of Buchanan Ingersoll Professional Corporation (contained in the opinion filed as Exhibit 5 to the Registration Statement).

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes that it will:

          (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time shall be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   Signatures


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 25th day of August, 2000.



                                       Osage Systems Group, Inc.

                                       By:   /s/ Phil Carter
                                             -------------------------
                                             Chairman of the Board and
                                             Chief Executive Officer

                                       By:   /s/ Robert T. Peterson
                                             ---------------------------------
                                             Chief Financial Officer/Principal
                                             Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                               Title                                       Date
---------                               -----                                       ----

/s/ Phil Carter                         Chairman, Chief Executive Officer           August 25, 2000
-----------------------------           and Director
Phil Carter

/s/ Robert T. Peterson                  Chief Financial Officer                     August 25, 2000
-----------------------------
Robert Peterson

                                        Director                                    August 25, 2000
-----------------------------
George Knight (*)

                                        Director                                    August 25, 2000
-----------------------------
Gerald Harrington (*)




(*) /s/ Phil Carter
-----------------------------
By: Phil Carter
Attorney-in-Fact

                                  EXHIBIT INDEX


      Exhibit No.       Description of Exhibit
      -----------       ----------------------
          5             Opinion of Buchanan Ingersoll Professional Corporation
                        as to validity of common stock.                                         Filed herewith

         23.1           Consent of Deloitte & Touche LLP.                                       Filed herewith

         23.2           Consent of Buchanan Ingersoll Professional Corporation
                        (contained in the opinion filed as Exhibit 5 to the
                        Registration Statement).                                                Filed herewith


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